Exhibit 12.1

Leucadia National Corporation

Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Fixed Charges and Preferred Dividends

(Dollars in thousands)

	Nine Months Ended September 30, 2016	Year Ended December 31,
		2015	2014	2013	2012	2011
Pre-tax income (loss) from continuing operations before income (losses) from equity investees	$(104,899)	$198,498	$53,199	$151,645	$1,022,021	$732,939

Add (deduct):
Fixed charges per below	275,810	397,526	399,097	296,217	106,740	121,106
Capitalized interest	(11,190)	(3,178)	(448)	(554)	(627)	—
Distributed income from equity investees	119,688	223,658	176,491	137,098	93,737	39,716
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(77)	(903)	(3,295)	(3,450)	(1,026)	(2,167)
Income, as adjusted	$279,332	$815,601	$625,044	$580,956	$1,220,845	$891,594

Fixed charges:
Interest on debt, net of capitalized interest, including amortization of debt expense and debt discount and premium	$244,073	$365,905	$371,359	$272,599	$96,455	$116,452
Capitalized Interest	11,190	3,178	448	554	627	—
Portion of rent representative of interest factor (a)	20,547	28,443	27,290	23,064	9,658	4,654
Total fixed charges	$275,810	$397,526	$399,097	$296,217	$106,740	$121,106
Preferred share dividends	3,047	4,063	4,062	3,397	—	—
Total fixed charges and preferred share dividends	$278,857	$401,589	$403,159	$299,614	$106,740	$121,106

Ratio of earnings to fixed charges (b) (c)	1.0	2.1	1.6	2.0	11.4	7.4

Ratio of earnings to fixed charges and preferred share dividends (b) (c)	1.0	2.0	1.6	1.9	11.4	7.4

Notes:

(a)	The portion of operating lease rental expense that is representative of interest factor is deemed to be one-third of operating lease rentals.

(b)	Fixed charges include amounts relating to continuing and discontinued operations.

(c)	Interest expense related to unrecognized tax benefits is recorded as a component of income tax expense and is excluded from both fixed charges and pre-tax income (loss).